SUB-ITEM 77C
Submission of matters to a vote of security holders

A special meeting of the shareholders of the funds was held on
June 16, 2010 to vote on the following proposals. The proposals received the required number of votes of American Century Growth
Funds, Inc. or the applicable fund, and were adopted. A summary of voting results is listed below the proposals.

Proposal: To elect one Director to the Board of Directors of the Issuer

John R. Whitten

Affirmative:  34,780,128.90

Withhold: 790,090.36

Previously elected Directors whose term of office continued after the meeting include: Thomas A. Brown, Andrea C. Hall, James A. Olsen,
Donald H. Pratt, M. Jeannine Strandjord and Jonathan S. Thomas

Proposal: To approve a management agreement with American Century
Investment Management, Inc.

   Legacy Focused Large Cap  Legacy Focused Large Cap
   Investor, Advisor, R   Institutional
Affirmative  7,937,696.03   42,895.33
Against   286,383.03   0
Abstain   87,658.80   0
Broker non-votes 1,085,856.30   0

                       Legacy Large Cap   Legacy Large Cap
   Investor, Advisor, R  Institutional
Affirmative  5,367,071.46   414,587.64
Against   119,240.44    0
Abstain   252,667.32    0
Broker non-votes 490,697.80   15,555.08

                       Legacy Multi Cap   Legacy Multi Cap
   Investor, Advisor, R  Institutional
Affirmative  18,392,646.66   32,420.96
Against   230,989.77   0
Abstain   117,713.30   0
Broker non-votes 696,139.35   0